UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Director

Date:     February 4, 2016

February 4, 2016

Sumitomo Mitsui Financial Group, Inc.

Corrections to the Consolidated Financial Results for the Nine Months ended December 31, 2015

<Under Japanese GAAP>

TOKYO, February 4, 2016 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Consolidated Financial Results for the Nine Months ended December 31, 2015” (under Japanese GAAP) disclosed on January 26, 2016. (Corrected items are underlined)

I. Reason for the corrections

The corrections were made because errors were found in Receivables under resale agreements, Payables under repurchase agreements and Other liabilities of our quarterly consolidated balance sheet as of December 31, 2015.

II. Corrected Sections

Summary

1. Consolidated financial results (for the nine months ended December 31, 2015)

(2) Financial position

(Before correction)

(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
December 31, 2015	¥ 187,505,952	¥ 11,012,174	5.0%
March 31, 2015	183,442,585	10,696,271	4.9

(After correction)

(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
December 31, 2015	¥ 187,459,903	¥ 11,012,174	5.0%
March 31, 2015	183,442,585	10,696,271	4.9

2. Financial position

(Before correction)

As of December 31, 2015, SMFG’s total assets were ¥187,506.0 billion, an increase of ¥4,063.4 billion compared with March 31, 2015.

(After correction)

As of December 31, 2015, SMFG’s total assets were ¥187,459.9 billion, an increase of ¥4,017.3 billion compared with March 31, 2015.

5. Consolidated financial statements

(1) Consolidated balance sheets

As of December 31, 2015	(before correction)	(after correction)
Assets:
Receivables under resale agreements	766,003	719,953
Total assets	187,505,952	187,459,903
Liabilities:
Payables under repurchase agreements	2,302,430	2,271,096
Other liabilities	6,520,524	6,505,810
Total liabilities	176,493,777	176,447,728
Total liabilities and net assets	187,505,952	187,459,903

(After correction: consolidated balance sheet)

	Millions of yen
	March 31, 2015	December 31, 2015
Assets:
Cash and due from banks	¥ 39,748,979	¥ 39,674,309
Call loans and bills bought	1,326,965	1,462,824
Receivables under resale agreements	746,431	719,953
Receivables under securities borrowing transactions	6,477,063	7,720,982
Monetary claims bought	4,286,592	4,333,536
Trading assets	7,483,681	8,777,213
Money held in trust	7,087	5,651
Securities	29,633,667	27,047,086
Loans and bills discounted	73,068,240	75,950,357
Foreign exchanges	1,907,667	2,206,545
Lease receivables and investment assets	1,909,143	1,979,000
Other assets	6,156,091	6,050,922
Tangible fixed assets	2,770,853	2,942,055
Intangible fixed assets	819,560	873,440
Net defined benefit asset	376,255	388,166
Deferred tax assets	127,841	115,930
Customers’ liabilities for acceptances and guarantees	7,267,713	7,823,193
Reserve for possible loan losses	(671,248)	(611,269)

Total assets	¥ 183,442,585	¥ 187,459,903

(Continued)
	Millions of yen
	March 31, 2015	December 31, 2015

Liabilities:
Deposits	¥ 101,047,918	¥ 104,155,997
Negotiable certificates of deposit	13,825,898	15,420,568
Call money and bills sold	5,873,123	4,656,323
Payables under repurchase agreements	991,860	2,271,096
Payables under securities lending transactions	7,833,219	5,583,876
Commercial paper	3,351,459	3,440,910
Trading liabilities	5,664,688	5,802,534
Borrowed money	9,778,095	9,806,838
Foreign exchanges	1,110,822	824,820
Short-term bonds	1,370,800	1,720,399
Bonds	6,222,918	6,979,941
Due to trust account	718,133	666,671
Other liabilities	6,728,951	6,505,810
Reserve for employee bonuses	73,359	37,722
Reserve for executive bonuses	3,344	—
Net defined benefit liability	38,096	38,889
Reserve for executive retirement benefits	2,128	2,129
Reserve for point service program	19,050	19,933
Reserve for reimbursement of deposits	20,870	12,927
Reserve for losses on interest repayment	166,793	104,593
Reserve under the special laws	1,124	1,371
Deferred tax liabilities	601,393	537,245
Deferred tax liabilities for land revaluation	34,550	33,930
Acceptances and guarantees	7,267,713	7,823,193

Total liabilities	172,746,314	176,447,728

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,329	757,315
Retained earnings	4,098,425	4,514,043
Treasury stock	(175,261)	(175,393)

Total stockholders’ equity	7,018,389	7,433,861

Net unrealized gains (losses) on other securities	1,791,049	1,653,333
Net deferred gains (losses) on hedges	(30,180)	(3,487)
Land revaluation excess	39,014	37,747
Foreign currency translation adjustments	156,309	107,837
Remeasurements of defined benefit plans	47,667	61,826

Total accumulated other comprehensive income	2,003,859	1,857,256

Stock acquisition rights	2,284	2,734
Non-controlling interests	1,671,738	1,718,322

Total net assets	10,696,271	11,012,174

Total liabilities and net assets	¥ 183,442,585	¥ 187,459,903